

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 28, 2010

VIA U.S. MAIL AND FAX (203) 854-1308

Martin S. Smiley
Chief Financial Officer
mPhase Technologies, Inc.
587 Connecticut Ave.
Norwalk, Connecticut 06854

>   **Re: mPhase Technologies, Inc.**
>   **Form 10-K for the year ended June 30, 2009**
>   **Filed October 7, 2009**
>   **Form 10-K/A for the year ended June 30, 2009**
>   **Filed April 19 and April 22, 2010**
>   **Form's 10-Q and Form's 10-Q/A for the period ended September 30, 2009**
>   **and December 31, 2009**
>   **File No. 000-30202**

Dear Mr. Smiley:

        We have reviewed the above referenced filings and your correspondence dated March 3, March 12, March 23, March 30, and April 16, 2010 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. In some of our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended June 30, 2009 filed April 22, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations Data, page 48

1. Please revise the amounts and discussions in this section to present the restated amounts that reflect the correct accounting and presentation of your warrants. For example, we note that the "other income and expense" sections in your latest amendment did not discuss the impact of changes in the fair value of your warrants. Further the amounts discussed do not appear to reflect the corrected and restated amounts.

Critical Accounting Policies, page 54

2. Please revise the section to include a discussion of the methodologies you employ to value your warrants, stock-based compensation granted to employees and non-employees as well as derivatives, including conversation options and redemption features embedded in your convertible debt agreements. Identify the methods you consistently apply in determining the value of these instruments. Discuss the material assumptions and estimates involved in the determination and explain how the values could change as a result of changes in the assumptions you use.

Item 8A, page 58

Assessment of Internal Controls, page 58

3. We note that you concluded that your disclosure controls and procedures as well as your internal controls over financial reporting were effective as of June 30, 2009. Please tell us how in reaching your conclusion you considered the errors in your financial statements included in your Form 10-K for the fiscal year ended June 30, 2009 and the restatement of your financial statements in this amended Form 10-K to correct the errors. In particular, tell us how in reaching your conclusion that your disclosure controls and procedures as well as your internal controls over financial reporting were effective as of June 30, 2009, you considered the fact that the errors were not identified by the company BUT by the staff of the Division of Corporation Finance as part of a review of your Form 10-K. Alternatively, amend to revise your conclusions. Please note that the comment, as it related to your disclosure and procedures, also applies to your amended Forms 10-Q for the periods ended September 30, 2009 and December 31, 2009.

Consolidated Financial Statements, page 73

Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the period from
inception (October 2, 1996) to June 30, 1997 and for each of the twelve years in the period ended
June 30, 2009, page 79

4. Please revise this statement to reflect the changes in stockholders' equity for fiscal 2007.

Note 3. Summary of Significant Accounting Policies, page 88

Material Equity Instruments, page 90

5. We note that you have included a material equity instruments section in response to our
prior comment, but that you did not include the information you previously agreed to
include in Note 8. Specifically, you did not disclose the amounts outstanding at June 30,
2008 on your note receivables related to your convertible debt arrangements. Please
revise the information on pages 94 to 96 in Note 8 to reflect all the changes provided to
us in a draft amendment to Form 10-K for the fiscal year ended June 30, 2009 as part of
your response letter dated January 8, 2010 and which was labeled "Composite of changes
cited in response letters dated November 20, 2009 and January 7, 2010 to the SEC."

Note 14. Restatement of Results, page 106

6. We see you have revised your financial statements to correct errors related to the
classification and subsequent accounting of your warrant contracts. We also note your
disclosure that the entire $433,300 balance of the liability outstanding at June 30, 2008
was recorded into other income in the quarter ended September 30, 2008. We note from
your response to staff comments dated December 16, 2009 and from the terms of your
convertible debt and warrants currently outstanding that the company would still be
required to classify and record some of the warrant contracts as liabilities as of June 30,
2009 and subsequent periods.

- Tell us why the restated financial statements as of and for the period ended September
30, 2008 and for the subsequent periods do not present a warrant liability as well as
the impact of changes in the value of that liability in your statements of operations.
- Provide us with a schedule showing the value of the warrant liability at each quarter-
end, beginning with June 30, 2008 and ending March 30, 2010, and present a separate
value for each group of warrants, the material assumptions used in your valuation
model and, as applicable, explain how you applied the sequencing method in
concluding that a warrant liability did not exist at September 30, 2008 and at the end
of each subsequent period.

Exhibits, page 70

7. Regarding your response to comment 4:

    *   It is unclear why you continue to redact portions of exhibit 10.18 and 10.21 when the orders granting confidential treatment expired. Please revise.
    *   Please revise to include the consents listed as exhibits 23.4 and 23.5.
    *   You indicate in your exhibit index that confidential treatment has been requested for portions of exhibits 10.54 and 10.56; however, it appears that you have not filed a confidential treatment request for this Form 10-K. Please revise.

Form 10-Q/A for the quarter ended September 30, 2009 filed April 22, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

8. Please revise all amounts and discussions herein as necessary to reflect the correct classification and accounting for your warrants. For example, we note that the "other income and expense" section does not discuss the material amount recognized in other income for the period ended September 30, 2008 related to the change in the fair value of your warrants.

Form 10-Q/A for the quarter ended December 31, 2009 filed April 22, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Net Income and (loss), page 25

9. The net loss per share and the weighted average shares outstanding amounts presented in this section do not agree with those presented on your Consolidated Statements of Operations for the three months ended December 31, 2008 and 2009. Please revise the filing to present the correct amounts.

As appropriate, please respond to these comments and file the amendments within 10 business days or tell us when you will do so. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Jay Webb at (202) 551-3603 if you have any questions regarding the accounting comments and Gabriel Eckstein at (202) 551-3286 if you have questions regarding any other comments. In addition, do not hesitate to contact me at (202) 551-3671.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant